UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

The Beachbody Company, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

073463309

(CUSIP Number)

Jonathan Congdon

c/o Rockefeller Capital Management

321 Broadway, Suite 300

Saratoga Springs, NY 12866-4110

(518) 886-3445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073463309	13D	Page 2 of 6 Pages

1.	Name of Reporting Person: Jonathan Congdon
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 238,093
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 238,093
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 238,093
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 5.75% of the Class A Common Stock(1)
14.	Type of Reporting Person: IN

(1)

Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 4,142,743 shares of Class A Common Stock outstanding on April 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 6, 2024.

CUSIP No. 073463309	13D	Page 3 of 6 Pages

Amendment No. 3 to Schedule 13D

This Amendment Number 3 (this “Amendment”) amends the statement on Schedule 13D initially filed with the United States Securities and Exchange Commission (the “SEC”) by Jonathan Congdon on July 8, 2021, as previously amended on February 28, 2024 and March 25, 2024 (as amended, the “Schedule 13D”), with respect to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of The Beachbody Company, Inc., a Delaware corporation (the “Issuer”).

This Amendment is being filed to report and reflect a reduction in the beneficial ownership of the Issuer’s capital stock primarily in connection with sales of shares of Class A Common Stock.

This Amendment amends and supplements the Schedule 13D as set forth herein. Except as expressly provided herein, all Items of the Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to them in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	This Amendment is filed by Jonathan Congdon (the “Reporting Person”).

(b)	The business address of the Reporting Persons is Jonathan Congdon, c/o Rockefeller Capital Management, 321 Broadway, Suite 300 Saratoga Springs, NY 12866-4110.

(c)

The Reporting Person is currently the Chief Executive Officer of Multi Sensory Technologies, LLC, a furniture manufacturing company that utilizes vibro-acoustic technology, with an address of c/o Jonathan Congdon, Rockefeller Capital Management, 321 Broadway, Suite 300 Saratoga Springs, NY 12866-4110. Effective November 15, 2021, the Reporting Person ceased to be the Chief Executive Officer of Openfit, a subsidiary of the Issuer, and ceased to be Vice Chairman of the Issuer, and retired from employment with the Issuer, effective December 31, 2022.

(d)	Within the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person beneficially owns 238,093 shares of the Class A Common Stock, or approximately 5.75% of the outstanding shares of Class A Common Stock. This percentage is based on 4,142,743 shares of Class A Common Stock outstanding on April 30, 2024, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on May 6, 2024.

CUSIP No. 073463309	13D	Page 4 of 6 Pages

(b) The Reporting Person has the sole power to vote and dispose, or direct the disposition, of 238,093 shares of the Class A Common Stock.

(c) The Reporting Person has not engaged in any transaction with respect to the Class A Common Stock or Class X Common Stock during the sixty days prior to the date of filing of this Amendment, other than sales in open market transactions set forth below:

Date	Number of Shares of Class A Common Stock	Price Per Share
April 12, 2024	2,329	$9.76
April 12, 2024	10,000	$9.89
April 15, 2024	400	$9.50
April 25, 2024	1,000	$9.50
May 1, 2024	4,737	$9.50
May 1, 2024	5,000	$9.50
May 2, 2024	7,333	$9.59
May 2, 2024	10,000	$9.50
May 10, 2024	290	$9.50
May 13, 2024	1,391	$9.50
May 13, 2024	12	$9.59
May 13, 2024	500	$9.62
May 13, 2024	1,069	$9.51
May 13, 2024	1,300	$9.57
May 13, 2024	100	$9.51
May 13, 2024	1,090	$9.56
May 13, 2024	50	$9.54
May 13, 2024	100	$9.71
May 13, 2024	200	$9.72
May 13, 2024	100	$9.75
May 13, 2024	100	$9.65
May 13, 2024	1	$9.89

CUSIP No. 073463309	13D	Page 5 of 6 Pages

(d) Not applicable.

(e) Not applicable.

CUSIP No. 073463309	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 14, 2024

/s/ Jonathan Congdon
Jonathan Congdon